UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2023

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the plan)

118 E. Seneca Street, P.O. Box 460,
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Tompkins Financial Corporation
Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2023 and Schedule of Reportable Transactions Year Ended - December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York
June 25, 2024

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$36,888,788	$47,142,561

Employer contributions receivable	—	2,521,023
NET ASSETS AVAILABLE
FOR BENEFITS	$36,888,788	$49,663,584

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,467,516	$1,392,387
Employer contributions	—	2,521,023
TOTAL ADDITIONS	1,467,516	3,913,410
DEDUCTIONS
Deductions from net assets attributed to:
Net depreciation in fair value of investments	10,849,520	3,623,819
Benefits paid to participants	3,243,453	2,690,339
Administrative expenses	250	500
TOTAL DEDUCTIONS	14,093,223	6,314,658

NET DECREASE	(12,625,707)	(2,401,248)
Net assets available for benefits
at beginning of year	49,663,584	52,195,641

Transfer to Tompkins Retirement Savings Plan	(149,089)	(130,809)
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$36,888,788	$49,663,584

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Qualified Plans Investment Review Committee ("QPIRC") and the Compensation Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are non-participant directed.

Principal Trust Company (Principal) is the trustee and custodian of the Plan. Principal Life Insurance Company is the recordkeeper for the Plan.

Eligibility
An employee shall become eligible for participation in the Plan on the first day of the month coinciding with or immediately following completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On-Call” employees are not eligible to participate.

Vesting
Participants will become vested in all contributions and earnings upon completion of three years of service.

Contributions
Tompkins Financial Corporation shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The QPIRC and Compensation Committee approved that there would be no discretionary contribution to the Plan for the year ended December 31, 2023. The QPIRC and Compensation Committee approved a 3.5% discretionary contribution to the Plan for the year ended December 31, 2022. These contributions are used by the Employee Stock Ownership Plan to acquire company common stock. These common stock shares are allocated annually to participant accounts. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Diversification and transfers
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Plan sponsor stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over multiple years. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. After the fifth year, the percentage changes to 50 percent.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE A: DESCRIPTION OF PLAN, Cont’d

Diversification and transfers, Cont’d
The funds elected to be diversified are transferred to the Tompkins Retirement Savings Plan and invested in funds as chosen by the participant. During the years ended December 31, 2023 and 2022, the Plan transferred $149,089 and $130,809, respectively.

Participants’ accounts
Each participant’s account is credited with an allocation of the Tompkins Financial Corporation’s discretionary and non-elective contributions and an allocation of plan earnings (losses). Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures of non-vested account balances may be allocated to participants’ accounts as company contributions.

Payment of benefits
The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for disability, death, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeitures
Forfeitures of terminated participants' non-vested accounts may be used to reduce employer contributions, to pay plan expenses, or allocated amongst the accounts of participants. Forfeitures were used to reduce employer contributions for the year ended December 31, 2022; there was no employer contribution in 2023. Forfeited non-vested accounts to be utilized in future years as of December 31, 2023 and 2022 were $27,092 and $26,794 respectively.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment valuation and income recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative expenses
The Plan’s expenses are paid either by the Plan, participants, or the Plan sponsor, as provided by the Plan document. Expenses that are paid directly by the Plan sponsor are excluded from these financial statements.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2    Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset and liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Tompkins Financial Corporation Common Stock: Valued at the closing price reported on the New York Stock Exchange.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

	Level 1	Total
December 31, 2023
Tompkins Financial Corporation common stock	$36,888,788	$36,888,788
Total investments, at fair value	$36,888,788	$36,888,788

December 31, 2022
Tompkins Financial Corporation common stock	$47,142,561	$47,142,561
Total investments, at fair value	$47,142,561	$47,142,561

NOTE D: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 or 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE F: TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests primarily in Tompkins Financial Corporation common stock. Tompkins Financial Corporation is the Plan sponsor.

NOTE G: RISKS AND UNCERTAINTIES

The Plan invests primarily in Tompkins Financial Corporation common stock. These investment securities are exposed to market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULES

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 15-0470650
PLAN #: 003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2023

(a)	(b)	(c)	(d)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Tompkins Financial Corporation	612,465.3529 units Common Stock	$33,975,208	$36,888,788

		TOTAL INVESTMENTS	$33,975,208	$36,888,788

TOMPKINS FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
EIN: 15-0470650
PLAN #: 003

FORM 5500 - SCHEDULE H - PART IV

ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED - DECEMBER 31, 2023

Reportable transactions are transactions or a series of transactions in excess of 5% of the value of the Plan assets as of January 1, 2023 as defined in Section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA:

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of assets (including interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Category (I): Individual transactions in excess of 5% of Plan assets
Tompkins Financial Corporation	Purchase of 34,813 shares	$2,521,023	N/A	$2,521,023	$2,521,023	N/A

Category (II): Series of non-securities transaction in excess of 5% of Plan assets
None

Category (III): Series of securities transactions in excess of 5% of Plan assets
Tompkins Financial Corporation	Series of 124 sales	N/A	$3,243,703	$4,275,367	$3,243,703	$(1,031,664)
Tompkins Financial Corporation	Series of 5 purchases	$3,988,539	N/A	$3,988,539	$3,988,539	N/A

Category (IV): Series of transactions related to individual transactions in excess of 5% of Plan assets
None

Note: Columns ( e ) and ( f ) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: TOMPKINS COMMUNITY BANK

Date: June 25, 2024     By: _/s/ Matthew D. Tomazin__________________
    Matthew D. Tomazin
    Executive Vice President,
    Chief Financial Officer, and Treasurer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP